United States securities and exchange commission logo





                            November 23, 2020

       Paul Packer
       Chief Executive Officer
       Globis Acquisition Corp.
       805 3rd Avenue, 15th floor
       New York, New York 10022

                                                        Re: Globis Acquisition
Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted November
10, 2020
                                                            CIK No. 1823383

       Dear Mr. Packer:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Filed November 10, 2020

       Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the
       sole and exclusive forum, page 29

   1. We note your response to prior comment one. Please revise your disclosure to state that investors cannot waive
compliance with the federal securities laws and the rules and regulations thereunder.
 Paul Packer
Globis Acquisition Corp.
November 23, 2020
Page 2

        You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Erin Purnell, Staff Attorney at (202) 551-551-3454 with any other questions.



FirstName LastNamePaul Packer                              Sincerely,
Comapany NameGlobis Acquisition Corp.
                                                           Division of
Corporation Finance
November 23, 2020 Page 2                                   Office of
Manufacturing
FirstName LastName